HARD CREEK NICKEL CORPORATION
Suite 1060 – 1090 West Georgia Street
Vancouver, BC V6E 3V7
604-681-2300 (Telephone)
604-681-2310 (Facsimile)

NOTICE OF ANNUAL and SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS GIVEN that the annual and special meeting (the “Meeting”) of Hard Creek Nickel Corporation (the “Company”) will be held at the offices of Clark Wilson LLP located at Suite 800, 885 West Georgia Street, in the City of Vancouver, British Columbia on Friday, June 27, 2008 at 10:00 a.m. (Vancouver time) to transact the business of an annual meeting for the following purposes:

1.	to receive and consider the Report of the Directors to the shareholders;

2.	to receive and consider the financial statements of the Company, together with the auditor’s report thereon for the fiscal year ended December 31, 2007;

3.	to consider and, if thought fit, to pass an ordinary resolution to appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company’s auditors for the ensuing year;

4.	to authorize the directors to fix the remuneration to be paid to the auditors for the Company;

5.	to consider and, if thought fit, to pass an ordinary resolution to set the number of directors at four (4);

6.

to elect directors to hold office until the next annual meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company’s Articles, or until such director’s earlier death, resignation or removal;

7.

to consider and, if thought fit, to pass an ordinary resolution approving the Company’s Incentive Stock Option Plan for 2008 (the “Plan”), which shall be limited to 10% of the issued and outstanding shares of the Company at the time of any granting of options; and

8.

to consider and, if though fit, to pass an ordinary resolution approving certain amendments to the Plan to comply with Toronto Stock Exchange requirements and to allow for the beneficial tax treatment of stock options granted to certain eligible persons who are subject to tax in the United States; and

9.	to transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

A Management Information Circular and Form of Proxy accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer board books of the Company will not be closed, but the Company’s board of directors has fixed May 23, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Management Information Circular.

Registered shareholders who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. To be effective, the completed Form of Proxy must be received by the Company’s registrar and transfer agent, Pacific Corporate Trust Company, at its offices located on the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 (fax: (604) 689-8144), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment of the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 23rd day of May, 2008.

By Order of the Board of

HARD CREEK NICKEL CORPORATION

“Mark Jarvis”

Mark Jarvis, President